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Austin Gold Starts Drilling at Miller Project

July 26, 2023

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) announces that the Company has commenced the drilling program at its Miller Project located at the southern end of the Carlin gold trend in Elko County, Nevada. The exploration target is Carlin-type gold mineralization hypothesized to occur beneath Quaternary gravels and Tertiary volcanic rocks that may be indicated by gold and multi-element biogeochemical anomalies.

The Miller Project is located approximately 30 miles (50 kilometers) south-southwest of Elko, Nevada on the eastern flank of the Pinion Range. The project comprises a large area of pediment with post-mineral cover, and available biogeochemical, geophysical, and geological data in this area support the potential for a gold discovery under that cover.

The drilling program is planned to consist of 6,000 to 7,000 feet in four holes, each hole to be 1,500 to 2,000 feet deep. It is expected that the program will take up to four weeks to complete, with assay results to follow.

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has three projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County, and the Miller Project is on the Carlin gold trend in Elko County. Collectively, these Nevada properties comprise approximately 76.2 km2 of unpatented and patented mining claims and mineral tenure. In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Corporate Secretary

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Miller Project, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.